Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

April 17, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sarmad Makhdoom, Ben Phippen,
Todd Schiffman and James Lopez

Re:	Beta FinTech Holdings Ltd DRS-A filed Mach 6, 2025 File No. 377-07604

Dear Messrs. Schiffman and Lopez:

Form DRS/A filed March 5, 2025

Prospectus Summary, page 1

1.	We note your revised disclosure and response to prior comment 1. With a view to revised disclosure, advise us of the following.

●	With respect to underwriting of Chinese municipal bonds, advise us whether this activity requires registration, licenses, permitting or other arrangements from local, provincial or other governments. In this regard, it is unclear what role the municipal governments play and whether any agreements or arrangements are typically entered into with them;

Response: The Company respectively advises the Staff that the underwriting of Chinese municipal bonds does not require registration, licenses, permitting or other arrangements from local, provincial or other governments in mainland China. The borrowers are enterprises. Although municipal governments may be the ultimate beneficial owners of these borrowers, the municipal governments are not involved in the daily operation of the borrowers, and do not play a role in Beta HK’s underwriting of Chinese municipal bonds. Beta HK does not enter into any agreement or arrangement with the municipal governments.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

April 17, 2025 Page 2

●	With respect to placing services and other offerings, advise us of the number of your Mainland China clients. Tell us whether Article 21 of the Trial Measures (regarding overseas securities companies serving as sponsors or lead underwriters) applies to you when conducting such activities;

Response:  The Company respectively advises the Staff that with respect to placing services and other offerings, Beta HK has six clients with major operations in Mainland China.

The Company also respectively advises the Staff that Article 21 of the Trial Measures is not applicable to Beta HK or the Company, because Beta HK has not acted as sponsors or lead underwriters, which requires a Type 6 license issued by Hong Kong SFC, which Beta HK does not possess. Instead, Beta HK only acts one of the syndicated underwriters for such placing services and offerings. Beta HK had made a filing with the CSRC in December 2024 on a voluntary basis. The Trial Measures do not require Beta HK to make such filing.

●	With respect to any Mainland China clients conducting offerings on which you served as a sponsor, placing agent, underwriter, and so forth, advise us whether any of the clients were or may have been required to register under the Trail Measures.

Response: The Company respectively advises the Staff that (1) with respect to placing services and other offerings, all of the six clients with major operations in Mainland China were required to register, and registered, under the Trial Measures; and (2) with respect to underwriting of Chinese municipal bonds, none of the three Chinese clients were or may have been required to register under the Trial Measures.

Beta HK’s activities may be deemed as provision of securities brokerage services in Mainland China, page 23

2.	We note the references to a “minimal portion” of clients in Mainland China. To provide context, please revise to quantify the approximate percentage of your clients in Mainland China, as well as the approximate percentage of your revenues generated from Mainland China offerings and clients.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 23 and 96.

Management’s discussion and analysis of financial condition and results of operations Placing services fees, page 57

3.	We note your revised disclosures in response to prior comment 4. Please further enhance your disclosure to describe the strategic adjustments to the scope and focus of placing services, how these changes align with market conditions and client demand, and the timeline for implementing these changes.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 58.

April 17, 2025 Page 3

4.	We note your revised disclosures in response to prior comments 5 and 6. Please enhance your disclosure on page 57 to clearly state that revenue was recognized upon completion of the respective placements. Further, please enhance your disclosure on page 79 to indicate the date that each placement was completed. In both instances, your disclosure should effectively communicate the period in which revenue was recognized and how this corresponds to the completion of the performance obligation.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 58 and 89.

Selling and marketing expenses, page 58

5.	We note your revised disclosures in response to prior comment 7. Please further enhance your disclosure on page 58 to include the beginning and ending dates of the one-year marketing service promotion agreement and whether you expect to incur all remaining costs associated with this agreement during the year ended June 30, 2025.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 59.

Our Business, page 75

6.	We note your response to prior comment 10 and the revised disclosure on page 73 that “Beta HK operates in this market in Hong Kong.” We also note disclosure of this market on pages 79 and 83. If material, disclose any geographic or other concentration with respect to these underwritings and briefly describe the nature of the projects. Disclose credit ratings, if any, of the borrowers and bonds. Additionally, please briefly explain the liability incurred by the subsidiary providing the various underwriting services and quantify the approximate amount of revenues associated with these offerings.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 94.

Note 2. Summary of Significant Accounting Policies, page F-11

7.	Please revise your disclosure describing collateral requirements to include the information provided in your response to comment 13.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-11.

April 17, 2025 Page 4

Exhibits

8.	Please revise the legal opinion to remove the assumption that the issuer will “have sufficient authorised but unissued share capital to issue each IPO Share.”

Response: In response to the Staff’s comments, the Company has submitted the revised Exhibit 5.1.

General

9.	We note your response to prior comment 2. As the Frost & Sullivan report dated February, 2025 is used in the prospectus and was commissioned by you, please revise to provide a consent. We note that some paragraphs and pages in the prospectus appear to be verbatim from sections of the report.

Response: In response to the Staff’s comments, the Company has submitted the consent of Frost & Sullivan as Exhibit 99.7.

10.	Please revise to include the opinion on legal matters as to PRC law that will be passed upon for you by AllBright Law Offices.

Response: In response to the Staff’s comments, the Company has submitted the form of the opinion of AllBright Law Offices (Fuzhou) as Exhibit 99.2.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (“Sherry”) Li
Senior Counsel